Private Placement Insurance Products, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2016

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67284

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Placement Insurance Products, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2754 Brandt Drive S, Suite 200
(No. and Street)

Fargo (City) ND (State) 58104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Turner Fixen 701-235-1183
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Turner Fixen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Placement Insurance Products, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Turner Fixen

Signature

Registered Principal – Compliance

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of North Dakota
County of Cass

Subscribed and sworn to (or affirmed) before me on this 16 day of February, 2017 by Turner Fixen proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public LaVon Johnson

LAVON JOHNSON
Notary Public
State of North Dakota
My Commission Expires Dec 12, 2022



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Member
Private Placement Insurance Products, LLC

We have audited the accompanying statement of financial condition of Private Placement Insurance Products, LLC as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Private Placement Insurance Products, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Placement Insurance Products, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Private Placement Insurance Products, LLC's financial statements. The supplemental information is the responsibility of Private Placement Insurance Products, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 14, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

WE FOCUS & CARE


Private Placement Insurance Products, LLC
Statement of Financial Condition
December 31, 2016

Assets


Cash	$	139,410
Accounts receivable		84,653
CRD Deposit		2,000
Total assets	$	226,063


Liabilities and Member's Equity


Liabilities

Accounts payable and accrued expenses	$	50,590
Total liabilities		50,590

Member's equity

Member's equity		175,473
Total member's equity		175,473
Total liabilities and member's equity	$	226,063


The accompanying notes are an integral part of these financial statements.


Private Placement Insurance Products, LLC
Statement of Income
For the Year Ended December 31, 2016

Revenues

Commissions	$	922,364
Total revenues		922,364

Expenses

Employee compensation and benefits	131,336
Commission	466,019
Professional fees	35,823
Occupancy expense	41,815
Other operating expenses	108,226
Total expenses	783,219
Net income (loss) before income tax provision	139,145

Income tax provision		3,300
Net income (loss)	$	135,845

The accompanying notes are an integral part of these financial statements.

Private Placement Insurance Products, LLC
Statement of Changes in Member's Equity

For the Year Ended December 31, 2016

	Member's Equity
Balance at December 31, 2015	$ 123,628
Member's distributions	(84,000)
Net income (loss)	135,845
Balance at December 31, 2016	$ 175,473

The accompanying notes are an integral part of these financial statements.

Private Placement Insurance Products, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flow from operating activities:

Net income (loss)		$ 135,845
Adjustments to reconcile net income (loss) to net		
cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable	$ (5,010)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	858	
Total adjustments		(4,152)
Net cash provided by (used in) operating activities		131,693
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Member distributions	(84,000)	
Net cash provided by (used in) financing activities		(84,000)
Net increase (decrease) in cash		47,693
Cash at beginning of year		91,717
Cash at end of year		$ 139,410

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	3,300

The accompanying notes are an integral part of these financial statements.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Private Placement Insurance Products, LLC (the "Company"), was originally organized in the State of Delaware on March 14, 2005, and was approved to conduct business in California on August 17, 2006. The Company is a single member limited liability company operating as a registered broker/dealer in securities under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is authorized to sell variable life insurance or annuities, and private placement of variable life insurance or annuities on a best efforts basis. The Company assists in the placement of and due diligence for Bank Owned Life Insurance (BOLI) and Corporate Owned Life Insurance (COLI) plans.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k) (2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company recognizes revenue when earned.

Rent expense for the year ended December 31, 2016, was $41,815 included in occupancy expense. The amount of rent is determined annually by the expense sharing agreement.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements.   The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2:   INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2016, the income tax provision consists of the following:

Franchise tax	$ 800
Gross receipts tax	2,500
Total income tax provision	$ 3,300

Note 3:   RELATED PARTY TRANSACTIONS

The sole member in the Company is also a member in a related entity - MB Schoen & Associates, Inc. (MBSA). The Company has an expense sharing agreement with the related entity. As outlined in the agreement, rent, salaries, and other operating expenses will be shared. For the year ending December 31, 2016 $250,909, of operating costs were allocated from the related entity to the Company. At December 31, 2016, $61,662 was due from MBSA, and included in accounts receivable. In addition $20,870 was due to MBSA as of December 31, 2016, and was included in accounts payable and accrued expenses.

Note 3:   RELATED PARTY TRANSACTIONS
(Continued)

For the year ended December 31, 2016, 60% of the Company's revenue passed through the related entity. This revenue represents trail commissions earned by the sole member, but earmarked for the Company to fund its operations. In addition $367,773 in commissions expense was redirected commissions paid to MBSA.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4:   RECENTLY ISSUED ACCOUNTING STANDARDS

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2016. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016, the Company had net capital of $116,425 which was $111,425 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($50,590) to net capital was .43 to 1, which is less than the 15 to 1 maximum allowed.

Note 6:   RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was no difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Note 7: COMMITMENTS AND CONTINGENCIES

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2016, no jurisdiction has proposed any adjustment to the Company's tax position.

Note 8: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

Private Placement Insurance Products, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2016

Computation of net capital

Member's equity	$ 175,473		
Total member's equity		$	175,473
Less: Non-allowable assets			
Accounts receivable, in excess of payable	(57,048)		
CRD Deposit	(2,000)		
Total non-allowable assets			(59,048)
Net capital			116,425

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ 3,373		
Minimum dollar net capital required	$ 5,000		
Net capital required (greater of above)			(5,000)
Excess net capital		$	111,425

Ratio of aggregate indebtedness to net capital .43: 1

There was no difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016 (See Note 6).

See independent auditor's report

Private Placement Insurance Products, LLC
Schedule **II**– Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirements is not applicable to Private Placement Insurance Products, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Private Placement Insurance Products, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to Private Placement Insurance Products, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Private Placement Insurance Products, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Private Placement Insurance Products, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Private Placement Insurance Products, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Private Placement Insurance Products, LLC stated that Private Placement Insurance Products, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Private Placement Insurance Products, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Private Placement Insurance Products, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 14, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE



PRIVATE PLACEMENT
INSURANCE PRODUCTS, LLC

RONALD BORIO
FINOP
OFFICE (619) 276-2501
EMAIL RBORIO@COLIAUDIT.COM

Assertions Regarding Exemption Provisions

We, as members of management of Private Placement Insurance Products, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2016.

Private Placement Insurance Products, LLC

By:

Ron Borio, FINOP

2/14/17
(Date)

Private Placement Insurance Products LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of Private Placement Insurance Products, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and the SIPC Series 600 Rules, we have performed the following procedure with respect to the Certification of Exclusion from Membership (Form SIPC-3) of Private Placement Insurance Products, LLC for the year ended December 31, 2016 and filed with the Securities Investor Protection Corporation (SIPC) on January 7, 2016, which was agreed to by Private Placement Insurance Products, LLC and SIPC, solely to assist you and the other specified parties in evaluating Private Placement Insurance Products, LLC's compliance with the applicable instructions of the Certification of Exclusion from Membership (Form SIPC-3). Private Placement Insurance Products, LLC's management is responsible for Private Placement Insurance Products, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of this procedure is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedure described below either for the purpose for which this report has been requested or for any other purpose. The procedure we performed is as follows:

> We compared the income reported on the audited Form X-17A-5 for the year ended December 31, 2016, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the audited Form X-17A-5 for the year ended December 31, 2016 was not consistent with the income reported on the Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with the Rule 17a-5(e)(4) and the SIPC Series 600 Rules, and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of Private Placement Insurance Products, LLC taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 14, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE   *WE FOCUS & CARE*